SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934 [Fee Required]
             For the fiscal year ended December 31, 1996

                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.  [No Fee Required]
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN
-------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)229-9000



Notices and Communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





Michael J. Holden                                   Jack H. Nusbaum
Executive Vice President & Chief                    Willkie Farr & Gallagher
Financial Officer                                   One Citicorp Center
The Pep Boys - Manny, Moe & Jack                    153 East 53rd Street
3111 West Allegheny Avenue                          New York, NY   10022-4669
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
-------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits
             As of December 31, 1996                                   4

      Statement of Net Assets Available for Benefits
             As of December 31, 1995                                   5

      Statements of Changes in Net Assets Available for
             Benefits for the Years Ended December 31, 1996
             and 1995                                                  6

      Notes to Financial Statements                               7 - 12


SUPPLEMENTAL SCHEDULES:

      Item 27a - Schedule of Assets Held for Investment
             Purposes as of December 31, 1996                         13

      Item 27d - Schedule of Reportable Transactions for
             the Year Ended December 31, 1996                         14

INDEPENDENT AUDITORS' REPORT




The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
May 2, 1997

THE PEP BOYS SAVINGS PLAN
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
----------------------------------------------

                                                                                SUPPLEMENTAL INFORMATION
                                                                                ------------------------
                                                                                    INVESTMENT FUNDS
                                                                                    ----------------
                                                            FIXED       INDEX   THE PEP BOYS
                                                           INCOME      EQUITY          STOCK     BALANCED        LOAN
                                                             FUND        FUND           FUND         FUND        FUND        TOTAL
                                                       ----------  ----------   ------------   ----------  ----------   ----------
ASSETS
-----------

INVESTMENTS:
    Fixed Income Fund                                 $20,976,648                                                      $20,976,648
    Index Equity Fund - Vanguard Index Trust                       $ 8,204,526                                           8,204,526
    The Pep Boys Stock Fund - at market
      (Cost $22,749,083 consisting of 851,277 shares)                           $26,123,551                             26,123,551
    Balanced Fund - SSGA Series                                                               $1,643,679                 1,643,679
    Loans to participants                                                                                 $4,473,214     4,473,214
                                                      -----------  ----------   -----------   ----------  ----------    ----------
      Total investments                                20,976,648   8,204,526    26,123,551    1,643,679   4,473,214    61,421,618

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Fixed Income Fund                                      43,875                                                           43,875
    Index Equity Fund                                                     790                                                  790
    Balanced Fund                                                                                    727                       727

EMPLOYER RECEIVABLE:
    9,795 shares of The Pep Boys - Manny,
     Moe & Jack common stock, cost $313,236                                         300,590                                300,590
    Transfers                                                                        40,925       57,247                    98,172
                                                      -----------  ----------   -----------   ----------  ----------   -----------
TOTAL                                                 $21,020,523  $8,205,316   $26,465,066   $1,701,653  $4,473,214   $61,865,772
                                                      ===========  ==========   ===========   ==========  ==========   ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------

LIABILITIES:
    Employer loan                                     $   912,106                                                      $   912,106
    Transfers                                              34,497  $   72,457                                              106,954
                                                      -----------  ----------                                          -----------
    Total liabilities                                     946,603      72,457                                            1,019,060

NET ASSETS AVAILABLE FOR BENEFITS                      20,073,920   8,132,859   $26,465,066   $1,701,653  $4,473,214    60,846,712
                                                      -----------  ----------   -----------   ----------  ----------   -----------
TOTAL                                                 $21,020,523  $8,205,316   $26,465,066   $1,701,653  $4,473,214   $61,865,772
                                                      ===========  ==========   ===========   ==========  ==========   ===========

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
--------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
----------------------------------------------
                                                                                SUPPLEMENTAL INFORMATION
                                                                                ------------------------
                                                                                    INVESTMENT FUNDS
                                                                                    ----------------
                                                               FIXED       INDEX   THE PEP BOYS
                                                              INCOME      EQUITY          STOCK   BALANCED        LOAN
                                                                FUND        FUND           FUND       FUND        FUND        TOTAL
                                                         -----------  ----------   ------------   --------   ---------   ----------
ASSETS
-----------

INVESTMENTS:
    Fixed Income Fund                                    $20,205,695                                                    $20,205,695
    Index Equity Fund - Vanguard Index Trust                          $5,538,452                                          5,538,452
    The Pep Boys Stock Fund - at market
      (Cost $20,384,792 consisting of 667,423 shares)                              $17,102,717                           17,102,717
    Balanced Fund - SSGA Series                                                                  $926,576                   926,576
    Loans to participants                                                                                  $3,325,700     3,325,700
                                                         -----------  ----------   -----------   --------  ----------   -----------
        Total investments                                 20,205,695   5,538,452    17,102,717    926,576   3,325,700    47,099,140


EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Fixed Income Fund                                         36,842                                                         36,842
    Index Equity Fund                                                        175                                                175
    Balanced Fund                                                                                   3,299                     3,299

EMPLOYER RECEIVABLE:
    83,465 shares of The Pep Boys - Manny,
    Moe & Jack common stock, cost $2,164,321                                         2,138,791                            2,138,791
                                                         -----------  ----------   -----------   --------  ----------   -----------
TOTAL                                                    $20,242,537  $5,538,627   $19,241,508   $929,875  $3,325,700   $49,278,247
                                                         ===========  ==========   ===========   ========  ==========   ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------

LIABILITIES:
    Employer loan                                        $ 2,402,412                                                    $ 2,402,412
    Other                                                     20,745  $   24,831   $     6,771   $    358                    52,705
                                                         -----------  ----------   -----------   --------               -----------
      Total liabilities                                    2,423,157      24,831         6,771        358                 2,455,117

NET ASSETS AVAILABLE FOR BENEFITS                         17,819,380   5,513,796    19,234,737    929,517  $3,325,700    46,823,130
                                                         -----------  ----------   -----------   --------  ----------   -----------
TOTAL                                                    $20,242,537  $5,538,627   $19,241,508   $929,875  $3,325,700   $49,278,247
                                                         ===========  ==========   ===========   ========  ==========   ===========
See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
----------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
----------------------------------------------------------
                                                                                SUPPLEMENTAL INFORMATION
                                                                                ------------------------
                                                                                    INVESTMENT FUNDS
                                                                                    ----------------
                                                              FIXED       INDEX   THE PEP BOYS
                                                             INCOME      EQUITY          STOCK   BALANCED        LOAN
                                                               FUND        FUND           FUND       FUND        FUND        TOTAL
                                                        -----------  ----------   ------------   --------  ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
 JANUARY 1, 1995                                        $15,562,456  $3,404,487   $18,327,151   $370,308   $2,875,733  $40,540,135

    Dividend and interest income                          1,138,193     128,381       113,954     30,529                 1,411,057
    Interest on loans                                       117,234      26,586        76,083      4,525                   224,428
                                                        -----------  ----------   -----------   --------   ----------  -----------
NET INVESTMENT INCOME                                     1,255,427     154,967       190,037     35,054                 1,635,485

NET APPRECIATION (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                                      1,275,864    (3,307,572)   116,339                (1,915,369)

CONTRIBUTIONS:
    Participants                                          3,353,989   1,201,923     2,931,029    517,146                 8,004,087
    The Pep Boys - Manny, Moe & Jack                         31,666                 3,057,577                            3,089,243

DISTRIBUTIONS                                            (1,926,365)   (386,855)   (1,694,621)   (92,522)    (430,088)  (4,530,451)

LOANS:
    New loans                                            (1,081,307)   (268,736)     (659,106)   (43,028)   2,052,177
    Principal repayments                                    623,514     132,146       390,242     26,220   (1,172,122)
                                                        -----------  ----------    ----------   --------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1995                                    17,819,380   5,513,796    19,234,737    929,517    3,325,700   46,823,130

    Dividend and interest income                          1,240,582     168,831       144,285     85,888                 1,639,586
    Interest on loans                                       152,111      39,039       101,752      9,202                   302,104
                                                        -----------  ----------    ----------   --------    ---------  -----------
NET INVESTMENT INCOME                                     1,392,693     207,870       246,037     95,090                 1,941,690

NET APPRECIATION
    IN FAIR VALUE OF INVESTMENTS                                      1,367,220     3,354,262     97,215                 4,818,697

CONTRIBUTIONS:
    Participants                                          3,722,801   2,034,531     3,140,047    792,125                 9,689,504
    The Pep Boys - Manny, Moe & Jack                         35,368                 3,561,312                            3,596,680

DISTRIBUTIONS                                            (2,022,032)   (750,035)   (2,561,848)  (166,550)   (522,524)   (6,022,989)

LOANS:
    New loans                                            (1,636,374)   (435,796)   (1,051,997)  (101,411)  3,225,578
    Principal repayments                                    762,084     195,273       542,516     55,667  (1,555,540)
                                                        -----------  ----------   -----------   --------  ----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1996                                   $20,073,920  $8,132,859   $26,465,066 $1,701,653  $4,473,214   $60,846,712
                                                        ===========  ==========   =========== ==========  ==========   ===========
See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
-------------------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results may differ from those estimates and assumptions.

     Investments
     -----------

     Investments in The Pep Boys - Manny, Moe & Jack common stock, Vanguard Index Trust and Balanced Fund are stated at fair value based on quoted market prices as reported on the last business day of the calander year. Investments in Group Annuity Contracts are stated at cost plus accrued interest. (See Note 3.)

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of the Pep Boys Savings Plan (the "Plan"), provides general information only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan, was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan on any January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary reduction, may be any whole percentage from 1% to 12% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to $9,240 during 1995 and $9,500 during 1996, are not subject to income tax until their withdrawal from the Plan. This limit will remain $9,500 for 1997. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned theron until withdrawn from the Plan.

     Effective January 1, 1993, Company contributions are deposited in The Pep Boys Stock Fund. Participants age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution deposited into the Fixed Income Fund.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year is made if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31. The Company's contributions are fully vested when made.

     Loan Provisions
     ---------------

     Participants may borrow 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter
     (February 28, 1996) indicating that the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from federal taxation under Section 501(a) of the Code. The Plan has been amended in order to comply with the Tax Reform Act of 1986 and subsequent regulations. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 1996, the members of the Plan Committee and their positions with the Company were:

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer

         Roger A. Rendin           Vice President - Human Resources

         Bernard K. McElroy        Assistant Vice President - Finance &
                                   Assistant Secretary

     At December 31, 1996, the Plan trustees and their positions with the Company were:

         Mitchell G. Leibovitz     Chairman of the Board, Chief Executive
                                   Officer & President

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer

     Under the provisions of ERISA, all of the above individuals are "parties-in-interest."


3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Upon enrollment or re-enrollment, each participant shall direct that his/her contributions be invested in one or more of the following investment programs in increments of 10%.


          Fixed Income Fund
          -----------------

          From Plan inception, the Fixed Income Fund has invested in several fully benefit-responsive Group Annuity Contracts issued by insurance companies with fair values approximating contract values at December 31, 1996 and 1995. The contracts seek to provide a fixed rate of interest for a specific period of time. These investments contractually stipulate a rate of return and do not guarantee a return of principal. Current contributions to the Fixed Income Fund are invested with Invesco Trust Company ("ITC"). The ITC - Stable Value Fund invests primarily in fully benefit-responsive general insurance contracts, insurance company separate account products and synthetic products. The Fund seeks to provide a positive consistent return over time while preserving principal, however, the Fund does not guarantee interest or a return of principal. The average yield on the Fixed Income Fund for the year ended December 31, 1996 and 1995 was 6.0%. The average yield on the Fixed Income Fund at December 31, 1996 and 1995 was 6.5% and 6.3%, respectively.

          Effective July 1, 1992, participants' contributions to this fund are invested in a blended fund comprised of various Group Annuity Contracts and the ITC - Stable Value Fund. Individual participants receive a blended rate of interest based upon the overall rate of return.

          On April 11, 1991, Executive Life Insurance Company of California ("Executive Life") was placed into conservatorship by the State of California at which time the Plan discontinued accruing interest on the investment. On May 22, 1991, the Company guaranteed the Executive Life portion of all participants' account balances as of March 31, 1991. Accordingly, no adjustment has been made to the carrying amount since that date. Under the terms of the Company's guarantee to the participants, proceeds received in excess of the Executive Life Group Annuity Contract will be allocated to the participants' account balances. The Plan had $912,106 and $2,402,412 invested with Executive Life on December 31, 1996 and December 31, 1995, respectively. (See Note 4).


          Balanced Fund
          -------------

          The Balanced Fund is managed by SSGA Funds in Boston, Massachusetts, and invests 50% in stocks and 50% in bonds. SSGA S&P 500 Index Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The SSGA Intermediate Bond Market Fund is intended to perform similar to the Lehman Brothers Intermediate Bond Index.

          Index Equity Fund
          -----------------

          The Index Equity Fund has invested in the Vanguard Index Trust which seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate. The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.

          The Pep Boys Stock Fund
          -----------------------

          This fund is invested in the common stock of The Pep Boys - Manny, Moe & Jack.

          Investments that represent 5% or more of the net assets
          available for benefits at December 31, 1996 and 1995 are as follows:
                                                             1996               1995
                                                          ----------        -----------
          FIXED INCOME FUND:

          Group Annuity Contracts:

            Principal Mutual Life Insurance
              Company #4-8601                            $ 2,929,840        $ 2,768,485
            Provident Life and Accident
              Insurance Company #627-05414                 4,621,548          4,328,914
            Metropolitan Life Insurance
              Company #GAC-13211                           2,984,143          2,807,274
            New York Life Insurance Company
              #GA30139                                     3,393,910          3,628,561
            Invesco Funds Group, Inc.
              #8008896-0-87                                1,903,792
            Providian Capital Management
              #BDA00572FR                                  2,079,000
            Continental Assurance Company
              #GP12674                                                        2,236,116
            Executive Life Insurance Company
              #CG01321A3A                                    912,106          2,402,412
            John Hancock Mutual Life Insurance
              Company #GAC7299                             2,152,309          2,033,933
                                                          ----------         ----------
                   Total Fixed Income Fund               $20,976,648        $20,205,695
                                                         ===========        ===========
          INDEX EQUITY FUND - Vanguard Index Trust       $ 8,204,526        $ 5,538,452
                                                         ===========        ===========
          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack Common Stock               $26,123,551        $17,102,717
                                                         ===========        ===========

4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

     Pursuant to a written agreement between the Company and the Plan
     Trustees, the Company loaned $2,402,412 in January 1993 to the Trust for the balance invested with Executive Life (see Note 3), of which $912,106 remains outstanding at December 31, 1996. Under the provisions of ERISA, the Company is a "party-in-interest". The Plan's counsel has determined that this loan transaction between the Trust and the Company does fall within the scope of Prohibited Transactions Class Exemption 80-26. In addition, the Company has entered into a closing agreement with the Internal Revenue Service pursuant to Revenue Procedure 92-16. This agreement states that, subject to certain conditions, which the plan administrator indicates have been met, the loan transaction will not cause the Plan to fail to meet the qualification requirements of the Code and will not result in the imposition of excise taxes under Code Sections 4980 and 4972. This agreement also indicates that should there be a shortfall in amounts ultimately recovered, the Company may treat such shortfall as a tax deductible contribution.

THE PEP BOYS SAVINGS PLAN
---------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------
                                                                                                               CURRENT
                  IDENTITY                                          DESCRIPTION                COST             VALUE
----------------------------------------------------------------------------------------------------------------------------





Principal Mutual Life Insurance Company                          5.82%     06/30/98        $2,929,840      $ 2,929,840

Provident Life and Accident Insurance Company                    6.76%     12/31/97         4,621,548        4,621,548

Metropolitan Life Insurance Company                              7.16%     06/30/97         2,984,143        2,984,143

New York Life Insurance Company                                  8.10%     12/31/99         3,393,910        3,393,910

Invesco Funds Group, Inc.                                         N/A         N/A           1,903,792        1,903,792

Providian Capital Management                                     5.65%     06/30/99         2,079,000        2,079,000

Executive Life Insurance Company                                 5.34%     09/03/98           912,106          912,106

John Hancock Mutual Life Insurance Company                       5.82%     12/31/98         2,152,309        2,152,309

Vanguard Index Trust                                               N/A          N/A         6,830,929        8,204,526

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack Common Stock                                   N/A          N/A        22,749,083       26,123,551

BALANCED FUND - SSGA
  S&P 500 Index Fund and Intermediate Bond Fund                    N/A          N/A         1,547,081        1,643,679

LOANS TO PARTICIPANTS                                      7.00%-10.00%   1997-2001         4,473,214        4,473,214
                                                                                          -----------      -----------
                                                                                          $56,576,955      $61,421,618
                                                                                          ===========      ===========

THE PEP BOYS SAVINGS PLAN
-------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
----------------------------------------------


Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 1996:

                                                               Purchase
      Identity of Party               Description                 Price
--------------------------------     ------------            ----------
The Pep Boys - Manny, Moe & Jack     Common Stock            $4,970,966


Individual transactions in 1996 involving the same security exceeding 5% of net assets at January 1, 1996:



                                                               Purchase
    Identity of Party                 Description                 Price
--------------------------------     ------------            ----------
The Pep Boys - Manny, Moe & Jack     Common Stock            $2,740,074

SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: June 27, 1997                     BY:  /s/Bernard K. McElroy
            --------------                    ----------------------------
                                                      Bernard K. McElroy
                                              Member of the Administrative
                                              Committee

EXHIBIT INDEX
=============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----





          24.1                Consent of Deloitte & Touche LLP           17